UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                                  FORM 10-SB/A
                                Amendment No. 4



                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
           Under Section 12(g) of The Securities Exchange Act of 1934


                                 SURF GROUP INC.
                  ---------------------------------------------
                 (Name of Small Business Issuer in its charter)


            NEW YORK                                           11-3579554
 ------------------------------                           ---------------------
(State or other jurisdiction of                          (I.R.S Employer ID No.)
 incorporation or organization)


    57 MAIN STREET, EAST HAMPTON, NY                             11937
 --------------------------------------                         --------
(Address of principle executive offices)                       (Zip Code)



Issuers telephone number (631) 329-9100



Securities to be registered pursuant to Section 12(g) of the Act.


                                     COMMON
                                 --------------
                                (Title of Class)

                                     Part I

Business

Surf Group Inc., was formed as a New York Corporation on November 30, 2000. The Corporation was formed to engage in any lawful act or activity for which corporations may be organized under the business corporation law. The corporation was also formed to use the powers, rights and privileges granted or permitted to a corporation by the Business Corporation Law. Surf Group Inc. was originally formed for business activities involved in the retail and wholesale sales of apparel, sporting goods and accessories.

Surf Group Inc. operates under the trade name of Espo's Surf & Sport, retail outlet is located on Main Street, East Hampton, New York. It occupies 1,500 square feet of retail and wholesale space. Surf Group Inc., retail sales revenues generate 85% of the corporation's total revenues and is the major division of Surf Group Inc. profits. Surf Group Inc. does not have any material arrangements or contracts with any of its manufactures, except purchase orders for the products we offer wholesale. On June 7 2001, Surf Group Inc. entered into an agreement to acquire a portion of the assets of its predecessor J Espo's Inc.. Surf Group Inc. acquired the retail and wholesale assets and liabilities of J. Espo's Inc.. For the past two years prior to the spin-off, Surf Group Inc. predecessor J Espo's Inc. has operated the retail and wholesale location. Surf Group's predecessor, J.Espo's Inc. does not conduct any aspect of the retail, wholesale or any other business that was acquired by Surf Group Inc. The store offers a full line of men's, women's, and children's clothing, swimwear and accessories to complement the lifestyle clothing related to the action sports athlete. The company offers various outerwear to be used as functional gear for the various action sports including surfing, skateboarding, water skiing, wakeboarding, rollerblading, mountain biking, snowboarding and snow skiing. Along with the outerwear Espo's also offers a complete line of hard goods and gear related to the action sports, such as surfing, skateboarding, water skiing, wakeboarding, rollerblading, mountain biking, snowboarding and snow skiing. Surf Group Inc. main suppliers of retail products are Quicksilver, Billabong, O'Neill, for men's clothing, swimwear and surf gear. We offer Roxy, O'Neill and Rusty in women's clothing, swimwear, and accessories. Surf Group Inc. markets its products to all ages, but its main market segment is between the ages 15 to
45. Its peak season is summer and holiday season.

Surf Group Inc. primary business is the operation of the retail outlet in East Hampton, New York. Surf Group Inc., also manufactures through contractors men's, women's, and children's bathing suits and clothing line under the name Espo's. The line includes one piece and two piece womens and girls swim suits and sun dresses for after beach wear. The mens and boys line includes board shorts for swimming and water sports and t-shirt and sweat shirts with orginal and stock art work. The company markets its' products at trade shows and through various wholesale advertising.

Surf Group Inc. and predecessors have not had filings of any bankruptcies, receiverships or similar proceedings.

Surf Group Inc. has acquired a significant portion of assets from its predecessor J Espo's Inc. This occurred in a spin off agreement in which Surf Group Inc. acquired the Retail and wholeslae Division from J Espo's Inc. (Commission file No. 24-4212) on a one for one stock declaration of common stock dividend files with National Association of Security Dealers, Inc pursuant to Rule 10b-17, of the General Rules and regulations of the Securities and Exchange Commission. The date of declaration was December 5, 2000 and the record date for determining holders to receive dividend was December 18, 2000. The date of payment of dividend was January 2, 2001. The spin-off and the assignment agreement are both part of the same transaction. The spin-off distribution was

January 2, and the asset assignment took place on June 7, 2001. These agreements were accomplished at different times, but were part of the same transaction. The different date of both agreements was to enable the companies the mechanisms for an orderly transition. The consideration transferred among parties was for every one share in J. Espo's Inc. the shareholders received one share in Surf Group Inc. The distribution of shares to shareholders was without cost of any kind to the recipients of the spun-off stock and accordingly, no sums or other consideration of any kind.

The consideration received by J. Espo's Inc. was that after the assets and liabilities were transferred out of the corporation, J. Espo's Inc. was then available to merge with another operating company.

Two material agreements that are discussed in this filing are the Assignment Agreement and the Declaration of Dividend (spin-off) 10b-17, which have both been filed with this statement. The Assignment Agreement covers the transfer of assets and the Declaration of Dividend covers the distribution of stock. To clarify the different dates of both agreements the 10b-17 was completed January 3, 2001 and the Assignment Agreement was completed June 7, 2001.

The spin-off and the distribution were to take place at the same time, January 2001. At the time of the distribution, J. Espo's Inc. and Surf Group Inc. had thought it could transfer the line of credit with Bridgehampton National Bank and assign the lease to Surf Group Inc. Surf Group Inc. was able to get a line of credit with Bridgehampton National Bank and to assign the lease to Surf Group Inc., but this did not take place until June of 2001. These are the reasons for the distribution and the assets transfer, which took place on two different dates.

Surf Group Inc. is in a very competitive business. The retail market for the sale of actions sporting goods has increased substantially over the past three years. It's our belief that Surf Group Inc. retail store is considered in the industry as one of the top stores for location, atmosphere and product selection. The large sporting goods stores have not entered our market and with zoning regulations will find it difficult to fine a location and the rent cost will not substance that type of retailer. The corporation feels that the large sporting good retail is not going to enter its market in the near future. Surf Group Inc. does not feel that the large retailers pose a competitive threat to our operations because of the barriers to entry, such as zoning regulations and high rental costs. A Surf Group Inc. advantage over other stores in the industry is that we do not have to compete with the major sporting goods retail. Surf Group Inc. predecessor has established a loyal base of retail and wholesale customers. The company's location, knowledgeable staff and marketing tactics have enabled the company to have a competitive edge in the business. Surf Group Inc. and it's low operating costs have enabled the company to remain profitable, while most of its competitors have shown substantial losses. The consumers for our products, continue to demand to make their purchases from a company that is directly involved in the action sports arena. Surf Group Inc. will have a competitive edge on the retail and wholesale market because its employees are very knowledgeable and participate in action sport events and are involved in a lifestyle that encompasses the company's products. This low cost marketing has been very successful and has a direct impact on the consumer in which larger corporations have large marketing expenses in which to portray this image.

Surf Group Inc. maintains four employees, two full time and two part time.

J. Espo's Inc. is not affiliated with Espo's Inc.

Management's Discussion and Analysis or Plan of Operation.

Result of Operation:


We have combined the financial results of J.Espo's Inc. (November 1, 2000 - June 6, 2001) and Surf Group Inc. (June 7, 2001 - October 31, 2001) for fiscal year 2001 to provide a meaningful comparison to results of operations for fiscal year 2000. Our revenues for the year-end, October 31, 2001 were $755,280. This represents an increase of over 2000 revenues of $163,716 a 28% increase. Surf Group Inc. attributes the increase in sales to the Company's marketing strategies and exposure at trade shows to increase its wholesale customers, which contributed to the increase in revenues. Surf Group Inc. year-end 2001 cost of goods sold was $550,737 which represents 73% of sales, versus the year-end 2000 which cost of goods sold were 61% of sales. The Company attributes this increase in cost of goods sold to the increase in low mark-up wholesale sales. Surf Group Inc. had interest income for the year-end 2001 of $1,627, which is a decrease of $467 for the year-end 2000 of $2,094. The Company interest expense for the year-end was 3,358, which was a decrease of $1,120 from year-end 2000. Surf Group Inc. had a net loss of $45,997 for the year ended October 31, 2001 versus a net income of $10,591 for the year ending October 31, 2000.

Surf Group Inc. revenues for the quarter ended January 31, 2002 were $72,597. This represents a 30% decrease from the quarter ending January 31, 2001 when we reported revenues of $104,050. The decrease in revenues is attributed to a decrease in wholesale sales and the quarter ending January 31, 2002 revenues does not include internet retail or wholesale sale as does the quarter ending January 31, 2001. Surf Group Inc. quarter ending January 31, 2002 cost of goods sold were $34,019 represents 46% of sales, versus the quarter-end January 31, 2001 which cost of goods sold was $51,625, 49% of sales. The Company attributes the decrease from 49% of sales to 46% of sales to the increase in retail sales with higher mark-up. Surf Group Inc. interest income for the quarter ending January 31, 2002 is $70 a 94% decrease from the quarter ending January 31, 2001 when we reported interest income of $1,220. The Company had $22 interest expense for the quarter ending January 31, 2002 a 95% decrease from the $387 reported for the quarter ending January 31, 2001. Surf Group Inc. had a net loss of $994 for the quarter end, an increase over the net loss of $25,297 reported January 31, 2001.

Surf Group Inc. revenues for the six months ended April 30, 2002 were $144,108. This represents a 24% decrease from the six months ending April 30, 2001 when we reported revenues of 191,494. The decrease in revenues is attributed to a decrease in wholesale sales and the six months ending April 30, 2002 revenues does not include internet retail or wholesale sales as does the six months ending April 30, 2001. Surf Group Inc. six months ending April 30, 2002 cost of goods sold were $72,616 which represents 50% of sales, versus the six months ending April 30, 2001, which cost of goods sold was $131,774, 68% of sales. The Company attributes this to the decrease in low mark-up wholesale orders. Surf Group Inc. interest income for the six months ending April 30, 2002 was $77 a 95% decrease from the six months ending April 30, 2001 when we report $1,581 in interest income. The company had interest expense of $46 as of April 30, 2002 a 93% decrease from April 30, 2001 interest expense of $615. Surf Group Inc. had a net income of $1,346 as of April 30, 2002 a increase over the net loss of $58,867 reported on April 30, 2001.



Surf Group Inc. offers retail a full line of men's, women's and children's clothing, swimwear and accessories to complement the lifestyle clothing related to the action sports athlete. The company offers various outerwear to be used as functional gear for the various action sports such as surfing, skateboarding, water skiing, wakeboarding, rollerblade, mountain biking, snowboarding and snow skiing. Along with the outerwear Surf Group Inc. also offers a complete line of hard goods and gear related to the action sports, surfing skateboarding, water skiing, wakeboarding, rollerblade, mountain biking, snowboarding and snow skiing.

Surf Group Inc. also offers all of the products that it sells retail on a wholesale basis to other retailers and distributors. The company also contracts through various manufactures a limited line of men's, women's and children's swimwear, sun dresses, and t-shirts and sweatshirts. Surf Group Inc. offers these products under the brand name of Espo's.

Surf Group Inc. has a sufficient amount of cash to satisfy its cash requirements and will not have to raise any additional funds in the next twelve months. The company will need to make purchases of merchandise. Surf Group Inc. has a line of credit with Bridgehampton National Bank of $75,000 of which the corporation's cash on hand and operating cash flow is ample to handle the day-to-day cash requirements.

Surf Group Inc. does not plan to have any significant changes in the number of employees or the purchase or sale of plant and significant equipment.

There are not any known trends, events or uncertainties, that have or are reasonably likely to have a material impact on the small business issuer's short-term or long-term liquidity.

Surf Group Inc. internal source of liquidity is from operational cash flow. The external source of liquidity comes form the business $75,000.00 line of credit with Bridgehampton National Bank.

Surf Group Inc and its management are not aware of any known trends, events or uncertainties that have had or that are reasonably expected to have material impact on the net sales or revenues or income from continuing operations.

There are not any significant elements of income or loss that do not arise from the small business issuer's continuing business. Furthermore, there are no causes for any material changes from period to period in one or more lines of the small business issuers financial statements.

Surf Group does operate in a limited seasonal aspect with peak Spring and Summer Seasons and limited Winter Seasons. There are no Interim Periods for the Corporation.

The goal for Surf Group Inc. is to formulate partnership arrangements to enhance its wholesale operations. With management of Surf Group Inc. expertise in manufacturing and design, it will look to arrange agreements with other companies with board distribution in the sporting goods related field. Surf Group Inc. is taken the following actions to establish partnership arrangements, it has been in negotiation with sales representatives and distributors to represent its products. The anticipated nature of these arrangements is to have sales representatives and distributors selling our products domestically and internationally and being paid on commission bases. Surf Group Inc. has contacted agents in Japan, Brazil and Australia about representing its products in those countries. The Company has sent photos and samples to these representatives. The Company has not been able to establish any arrangements domestically or internationally at this time. The intentions of Surf Group Inc. is to maintain its retail operations while enhancing its wholesale operations through the use of the retail store's ability to find products that are in demand, which could be sold on the wholesale level internationally. The retail store also works as a barometer to determine the newest, and most innovative products that the consumers are in demand of.


Description of Property
Surf Group Inc. does not invest in any real estate related interests. It's retail and wholesale establishment is located in a National Registered Historical Landmark Building in the Historic Village of Easthampton, New York. The unique building which is an old barn dating back to the early 1900's is one of the oldest buildings on Long Island, New York. This atmosphere is perfect for the products that we sell and offers a lasting impression to our customers.

The building is currently owned by the Old Barn Development Corp., in which Jeffrey R. Esposito is president and director and 50% owner.

Surf Group Inc. has a lease at $1,600.00 per month, which expires in December 31, 2002.

Security Ownership of Certain Beneficial Owners and Management

       (1)                 (2)                        (3)                (4)
     Title of       Name and Address of        Amount and Nature       Percent
      Class         Beneficial Owner          of Beneficial Owner      of Class

      Common        Jeffrey R. Esposito            4,040,250            81.5%
      Stock         President/Director
                    63 Halsey Street
                    Southampton, NY 11968

      Common         Kenneth C. Dollman, Esq.        160,000             3.2%
      Stock          Secretary/Director
                     3 Aspen Street
                     Port Jefferson Sta., NY 11776

      Common         Joel Esposito                    54,000             1.1%
      Stock          Director
                     39 Eastview Road
                     Lake Ronkonkoma, 11779
                                                   ---------            -----
      Common         Directors and Officers as a
      Stock          Group                         4,254,250            85.8%


There are no preferred stock and there are no outstanding options, warrants, rights, conversion privilege or similar obligations.
There are no arrangements that would result in a change of control of the Corporation.
There are no rights for any person to acquire beneficial ownership of any other shares of the corporation.
There are no voting trust or similar agreements.

Directors and Executive Officers, Promoters and Control Persons

     Executive Officer          Term          Age                  Title
     -----------------          ----          ---                  -----

     Jeffrey R. Esposito        1 Year        36           President & Director

     Kenneth C. Dollman, Esq.   1 Year        51           Secretary & Director

     Joel Esposito              1 Year        33           Director

Since the inception of the corporation, November 30, 2000, the Directors stated above have served as Directors and will continue serving as Directors for the next year. The term for Officers and Directors is 1 year. Jeffrey R Esposito is responsible for the corporations accounting and financial reporting. Jeffrey R. Esposito, President and Director and Joel Esposito, Director are related brothers.

Jeffrey R. Esposito, Kenneth C. Dollman Esq. and Joel Esposito affirm that during the past five years there is no material such as any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time. There have not been any convictions in a criminal proceeding or being subject to a criminal proceeding (excluding traffic violations or other minor offenses). Neither party being subject to any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending, or otherwise limiting his involvement in any type of business, securities or banking activities. Furthermore, neither party being found by a court of competent jurisdiction (in a civil action), the Commission, or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Jeffrey R Esposito is responsible for accounting and financial reporting for Surf Group Inc.

Jeffrey R. Esposito is the founder and president of Surf Group, Inc. He has a degree in International Economics and was a scholastic athlete. Mr. Esposito is an avid outdoorsman and world traveler. He oversees all the retail and wholesale operations as well as day to day business. His diversified skills make him a key man in the expansion of the corporation. Jeffrey R Esposito has run the retail and wholesale operation for the past 10 years for Surf Group Inc. and its predecessors.

Kenneth C. Dollman, Esq. is Secretary and Director of the company and serves as general counsel. Mr. Dollman handles all contracts and legal affairs of the company. His expertise is in corporate law. Kenneth C. Dollman has operated his Law office for the past 20 years in New York State.

Joel Esposito is Director of the company and his diversified skills in manufacturing and design play an important role in the expansion of the company. Mr. Esposito's primary role is in the development of products and display booths at various trade shows. Joel Esposito has work in the electric and construction field for the past 5 years.



Executive Compensation


Name  and          Year     Salary     Bonus     Other Annual     Restricted     Options     LTIP
Principle                                        Compensation     Stock Awards   SARs
Position

Jeffrey Esposito   1999    $50,000       0         $6,000(4)          0            0           0
President and
Director           2000    $50,000       0         $5,000(3)          0            0           0
                                                   $6,000(4)          0            0           0

                   2001    $50,000       0         $7,632(3)          0            0           0
                                                   $6,000(4)          0            0           0
                                                   $  100(2)          0            0           0

Kenneth  Dollman   1999         0(1)     0(1)                         0            0           0
Secretary and      2000         0(1)     0(1)                         0            0           0
Director           2001         0(1)     0(1)      $  100(2)          0            0           0

Joel Esposito      1999         0(1)     0(1)                         0            0           0
Director           2000         0(1)     0(1)                         0            0           0
                   2001         0(1)     0(1)      $  50(2)           0            0           0


(1)  No salary or bonus for that year.

(2) 50,000 shares for each officer and 50,000 shares for each director for services rendered. At the par valued when issued at .001 per share.

(3)  Health Insurance for Jeffrey R Esposito and his family. In 2000 it was
     480.00 per month and in 2001 was $636.00 per month.

(4)  Car Allowance of $500.00 month to be used to pay for the uses of Jeffrey R
     Esposito car for business matters.


The executive compensation for Surf Group Inc. for the year 2002 is, Jeffrey R
Esposito will be paid $100,000.00 salary and Health Insurance of $7,632 and a car allowance of $6,000. Kenneth C. Dollman and Joel Esposito will receive no compensation for the 2002 year.

                                       8


Certain Relationships and Related Transactions

Jeffrey R. Esposito, the President and Director of Surf Group Inc. is also the President and Director of the corporation Old Barn Development Corp which owns the real estate that the Surf Group Inc. company's main headquarters is located.

The corporation has a line of credit with its bank for $75,000, which requires Jeffrey R Esposito, the President and Director to personally guaranty the note payable to Bridgehampton National Bank. Bridgehampton National Bank also has UCC liens on the assets of the corporation to secure the line of credit.

Surf Group Inc. is indebted to Jeffrey R Esposito, President, Director and shareholder for $69,922.00. Jeffrey R Esposito lends funds to the company on terms that are more favorable then the corporation could receive from other lenders.

Surf Group Inc. has no promoters.

Description of Securities

Surf Group Inc. has only one class of stock, which is common. The company has 100 million authorized with a par value .001 and has issued 4,960,250 shares. Each common share has one vote per share

The company's common stock has no preference as to a dividend or interest, or liquidation and any other specific voting rights and cumulative voting rights.

There are no provisions in the charter documents or bylaws of Surf Group Inc. that would delay, defer, or prevent a change in control of the corporation.

The company's shareholders of the common stock have no preemption rights.

The impact of "penny stock" rules under the Securities Exchange Act of 1934 on the ability of boker-dealer to sell shares of Surf Group Inc. It shall be unlawful for a broker or dealer to effect a transaction in any penny stock for or with the account of a customer unless, prior to effecting such transaction, the broker or dealer has furnished to the customer a document containing the information set forth in Schedule 15G and obtains a manually signed copy from its customer. Penny stocks can be very risky. Penny stocks are low-priced shares of small companies not traded on an exchange or quoted on NASDAQ. Prices often are not available. Investors in penny stocks often are unable to sell stock back to the dealer that sold them the stock. Thus, you may lose your investment. Be cautious of newly issued penny stock. Your salesperson is not an impartial advisor but is paid to sell you the stock. Do not rely on the salesperson, but seek outside advice before you buy any stock. Federal law requires your salesperson to tell you the "offer" and the "bid" on the stock, and the "compensation the salesperson and the firm receive for the trade. The "penny stock" rules under the Securities Exchange Act will limit the broker-dealer to sell Surf Group Inc. shares only to customers that fill out all paper work required by the Securities and Exchange Commission in order to purchase shares of Surf Group Inc., which will limit the liquidity of the shares in Surf Group Inc.




                                     Part II


Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

Currently there is no market or dividend for the common equities of company. The company plans to file a 15C-211 with the NASD in the near future to have the company's common shares trade Over the Counter.

All shares issued in Surf Group Inc. were issued under the basic private offering exemption Rule 4(2). Pursuant to Rule 144 of the Securities Act, on December 18, 2001 all the outstanding common stock totaling 4,960,250 shares are eligible to be sold by the security holders. All shares of the corporation are subject to Rule 144 for resale.

Surf Group Inc. does not plan to propose to offer any common stock in public offering or pursuant to an employee benefit package except for the issuance of annual compensation to its two officers and three directors of 50,000 shares each for a total of 250,000 shares. The company does not feel that this will have any material effect on the market price of the registrant's common equity. The approximate number of holders of common stock for Surf Group Inc. is 43 shareholders.

Surf Group Inc. has not issued any cash dividend declaration on each class of common equity for the last two fiscal years. There are no restrictions that limit the ability to pay dividends on common equity or that are likely to do in the future.

Legal Proceedings.
Surf Group Inc. does not have currently any legal proceedings against the company nor is it involved in any legal proceedings.

Changes in and Disagreements with Accountants.
Surf Group Inc. accountant Stewart H. Benjamin CPA P.C. of 27 Shelter Hill Road, Plainview, New York 11803 has been the accountant since the inception of the corporation. The company and accountant have not had any changes or disagreements with the accounting procedures and do not anticipate and changes.

Recent Sales of Unregistered Securities

Surf Group Inc. has not had any sales of unregistered securities. The company did issue unregistered securities on December 18, 2000 as a spin off of J Espo's Inc. pursuant to the requirements of Rule 10b-17 of the General Rules and Regulations of the Securities and Exchange Commission. The corporation was not required to register the spinoff since the number of recipients of the spinoff and the circumstances surrounding their relationship with each other and J. Espo's Inc. fell within the basic private offering exemption of Rule 4(2). Surf Group, Inc. qualify for the federal exemption under Section 4(2). The corporation relies on the fact that the purchasers had the financial sophistication and had access to the material information with regards to the shares they received from the spin off. The group of shareholders were all family related and/or business associates of Jeffrey Esposito, President Surf Group Inc. These are the facts that Surf Group Inc. relies on for the federal exemption of Section 4(2). Exempt from State registration, New York Blue Sky Regulations on Exempted Offerings, Section 80.9, provides that small offerings to a related group, as defined in the regulations are automatically exempted without application. Section 80.1(j)(3) defines a related group a "(a) group where family or long time business or personal relationship exists between one or more of the promoters and each and every member of the group. Sections 80.1(j)(5) defines a small offering as "(an) offering which seeks to raise no more than $40,000, not including the personal investment of the promoters". In the instant matter, the shareholders of the Company are for the most part family related and those who are not are either personal friends or long-time business associates. The distribution is without cost of any kind to the recipients of the spun-off stock and, accordingly, no sums or other consideration of any kind is being raised.

Pursuant to a resolution adopted by the board of directors on December 1, 2000, the Company issued 250,000 shares of common stock to officers and directors for legal, treasury and directors' services, valued at $.001 per share. The par value of $.001 was determined as the fair market value since the Company had no assets and there was no readily determinable market value or third-party investors when the stock was issued.

The corporation issued 50,000 shares to it officers and directors on December 1, 2000. Jeffrey R Esposito, President and Director received 100,000 shares for services rendered. Kenneth C Dollman, Secretary and Director received 100,000 shares for services rendered. Joel Esposito, Director received 50,000 shares for services rendered. The shares were issued under the basic private offering exemption of Rule 4(2).

Indemnification of Directors and Officers.

The Officers and Directors of Surf Group Inc., have a limited liability to the corporation and shareholders, to be liable to only of acts of fraud or intentional misrepresentation of the corporation's performance. The Officers and Directors indemnify themselves from any losses sustained to the shareholders in which they are acting in prudent business practices. The Officers and Directors indemnification is a provision in the corporations Certificate of Incorporation.

There are no insurance policies for indemnification of directors and officers.




                                Index to Exhibits

     Ex-2          Surf Group Inc. Spin Off Agreement with Predecessor
                   J Espo's Inc.*

     Ex-2(i)       Declaration of Dividend (Spin Off 10.B-17)*

     Ex-3.(i)      Articles of Incorporation*

     Ex-3(ii)      By-Laws of Surf Group Inc.*

     Ex-4          Instruments defining the Rights of Shareholders*

     Ex-10         Material Contracts*

     Ex-10.1       Line of Credit Agreement *

------------

*    Previously filed

                               STEWART H. BENJAMIN
                        CERTIFIED PUBLIC ACCOUNTANT, P.C.
                              27 SHELTER HILL ROAD
                               PLAINVIEW, NY 11803

                            TELEPHONE: (516) 933-9781
                            FACSIMILE: (516) 827-1203



                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders
Surf Group Inc.
East Hampton, New York

I have audited the accompanying balance sheet of Surf Group Inc. as of October 31, 2001, and the related statements of income, stockholders' equity, and cash flows for the period November 30, 2000 (Inception) to October 31, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Surf Group Inc. as of October 31, 2001, and the results of its operations and cash flows for the period November 30, 2000 (Inception) to October 31, 2001, in conformity with generally accepted accounting principles.




STEWART H. BENJAMIN
CERTIFIED PUBLIC ACCOUNTANT, P.C.

Plainview, New York

January 3, 2002

                                 SURF GROUP INC.
                                  BALANCE SHEET
                                October 31, 2001



                                     ASSETS
                                     ------

Current assets
    Cash                                                                $ 45,511
    Accounts receivable                                                   21,582
    Inventory                                                            301,437
    Prepaid insurance                                                      3,120
                                                                        --------

Total current assets                                                     371,650
                                                                        --------

Property and equipment, net                                               30,165
                                                                        --------

Other assets
    Deferred income taxes                                                  1,351
                                                                        --------

Total assets                                                            $403,166
                                                                        ========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current liabilities
    Due to officer/stockholder                                          $ 69,922
    Accrued expenses                                                       1,041
    Payroll taxes payable                                                  8,864
    Sales tax payable                                                        641
    Income taxes payable                                                   2,534
                                                                        --------

Total current liabilities                                                 83,002
                                                                        --------

Stockholders' equity
    Common stock, $.001 par value, 100,000,000 shares
        authorized and 4,960,250 shares issued and outstanding             4,960
    Additional paid-in capital                                           311,415
    Retained earnings                                                      3,789
                                                                        --------

Total stockholders' equity                                               320,164
                                                                        --------

Total liabilities and stockholders' equity                              $403,166
                                                                        ========


    The accompanying notes are an integral part of the financial statements.

                                 SURF GROUP INC.
                               STATEMENT OF INCOME
        For the Period November 30, 2000 (Inception) to October 31, 2001



Sales                                                               $   452,170

Cost of goods sold                                                      339,608
                                                                    -----------

Gross profit                                                            112,562

Selling and administrative expenses                                     105,301
                                                                    -----------

Income from operations                                                    7,261
                                                                    -----------

Other income (expense)
    Interest income                                                          24
    Interest expense                                                     (1,866)
                                                                    -----------

Total other income (expense)                                             (1,842)
                                                                    -----------

Income before income taxes                                                5,419

Income taxes                                                              1,630
                                                                    -----------

Net income                                                          $     3,789
                                                                    ===========

Net income per common share                                         $       .00
                                                                    ===========

Weighted average common shares outstanding                            2,311,662
                                                                    ===========















    The accompanying notes are an integral part of the financial statements.




                                                           SURF GROUP INC.
                                          STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                  For the Period November 30, 2000 (Inception) to October 31, 2001




                                                         Common Stock                  Additional
                                                 -----------------------------           Paid-in           Retained
                                                   Shares             Amount             Capital           Earnings
                                                 ----------          ---------          ---------          --------

Balances, November 30, 2000                            --            $    --            $    --            $    --

    Common stock acquired as a result
      of spin-off from J. Espo's Inc.             4,710,250              4,710            311,415               --

    Common stock issued for services,
      valued at $.001 per share                     250,000                250               --                 --

    Net income                                                                                                 3,789
                                                  ---------          ---------          ---------          ---------

Balances, October 31, 2001                        4,960,250          $   4,960          $ 311,415          $   3,789
                                                  =========          =========          =========          =========

























                              The accompanying notes are an integral part of the financial statements.

                                                             F-4




                                 SURF GROUP INC.
                             STATEMENT OF CASH FLOWS
        For the Period November 30, 2000 (Inception) to October 31, 2001



CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                         $  3,789
    Adjustments to reconcile net income to net
         cash provided by operating activities
         Depreciation                                                     8,670
         Deferred income taxes                                           (1,351)
         Common stock issued for services                                   250
         Changes in assets and liabilities,
           net of effects from spinoff
           of J. Espo's Inc.
            Increase in accounts receivable                             (21,582)
            Decrease in inventory                                        40,755
            Increase in prepaid expenses                                 (3,120)
            Increase in accrued expenses                                  1,041
            Increase in payroll taxes payable                             8,864
            Decrease in sales tax payable                                  (408)
            Increase in income taxes payable                              2,981
                                                                       --------

              NET CASH PROVIDED BY OPERATING ACTIVITIES                  39,889
                                                                       --------

CASH FLOWS FROM INVESTING ACTIVITIES
    Cash acquired in spinoff of J. Espo's Inc.                           15,604
    Purchases of property and equipment                                  (5,854)
                                                                       --------

              NET CASH PROVIDED BY INVESTING ACTIVITIES                   9,750
                                                                       --------

CASH FLOWS FROM FINANCING ACTIVITIES
    Payments of short-term debt                                         (11,338)
    Proceeds from line of credit                                         55,500
    Payments on line of credit                                          (89,469)
    Loans from officer/stockholder                                       41,179
                                                                       --------

              NET CASH USED IN FINANCING ACTIVITIES                      (4,128)
                                                                       --------

NET INCREASE IN CASH                                                     45,511

CASH - BEGINNING                                                           --
                                                                       --------

CASH - ENDING                                                          $ 45,511
                                                                       ========


    The accompanying notes are an integral part of the financial statements.

                                 SURF GROUP INC.
                          Notes to Financial Statements


Note 1 - Basis of Presentation

Organization and Nature of Operations
-------------------------------------

The financial statements presented are those of Surf Group Inc. ("the Company"). The Company was incorporated under the laws of the State of New York on November 30, 2000. The Company's business activities involve retail and wholesale sales of beach and surfing related apparel, sporting goods and accessories. Retail sales are a seasonal portion of the Company's operations. Prior to June 7, 2001, the Company was inactive. On June 7, 2001, the Company acquired the business operations and a majority of the net assets of J. Espo's Inc. (J. Espo's), whereby J. Espo's distributed all of the outstanding shares of common stock of the Company as a dividend to J. Espo's stockholders (the "Spinoff"). The distribution resulted in the issuance of one share of the Company's common stock for each share of J. Espo's common stock held of record as of December 18, 2000. The Company and J. Espo's have entered into an agreement with respect to the separation of the companies and to provide mechanisms for an orderly transition following the Spinoff. The Spinoff was accomplished through a distribution agreement which defined the assets that were contributed to the Company and the liabilities that were assumed by the Company.

Post-Spinoff Financial Information
----------------------------------

Financial data included in the accompanying financial statements, for the period subsequent to the Spinoff, have been prepared on a basis that reflects the historical value of the assets, liabilities, and operations of the business that was contributed to the Company by J. Espo's.

Effective with the Spinoff on June 7, 2001, the assets contributed to the Company and the liabilities assumed by the Company included cash of $15,604, inventory of $342,192, fixed assets of $32,981, and short-term debt of $74,651.

Note 2 - Summary of Significant Accounting Policies

Fiscal Year
-----------

The Company has elected October 31 as the end of its fiscal year.

Use of Estimates in the Preparation of Financial Statements
-----------------------------------------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

                                 SURF GROUP INC.
                          Notes to Financial Statements


Cash and Cash Equivalents
-------------------------

For purposes of reporting cash flows, cash and cash equivalents include checking and money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Accounts Receivable
-------------------

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Inventory
---------

Inventory is stated at the lower of cost or market, with cost determined on a first-in, first-out basis and market based on the lower of replacement cost or realizable value.

Property and equipment and depreciation
---------------------------------------

Property and equipment are stated at cost. Depreciation for both financial reporting and income tax purposes is computed using combinations of the straight line and accelerated methods over the estimated lives of the respective assets. Machinery and equipment, automobile and leasehold improvements are depreciated over 5 years, and furniture and fixtures are depreciated over 7 years. Maintenance and repairs are charged to expense when incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any gain or loss is credited or charged to income.

Income Taxes
------------

The Company uses Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (SFAS No. 109) - in reporting deferred income taxes. SFAS No. 109 requires a company to recognize deferred tax liabilities and assets for the expected future income tax consequences of events that have been recognized in the company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using the enacted tax rates in effect in the years in which the temporary differences are expected to reverse. The differences relate solely to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes).

Net Income Per Common Share
---------------------------

Net income per common share is computed by dividing the net income by the weighted average shares outstanding during the year.

                                 SURF GROUP INC.
                          Notes to Financial Statements


Note 3 - Common Stock Transactions

The distribution of common stock from J. Espo's resulted in the issuance of one share of the Company's common stock for each share of J. Espo's common stock held of record as of December 18, 2000, amounting to 4,710,250 shares. Pursuant to a resolution adopted by the board of directors on December 7, 2000, the Company issued 250,000 shares of common stock to officers and directors for legal, treasury and directors' services, valued at $.001 per share. The par value of $.001 was determined as the fair market value since the Company had no assets and there was no readily determinable market value or third-party investors when the stock was issued.

Dividends may be paid on outstanding shares as declared by the Board of Directors. Each share of common stock is entitled to one vote.

Note 4 - Property and Equipment

Property and equipment consisted of the following at October 31, 2001:

    Machinery and equipment                            $   8,916
    Furniture and fixtures                                21,858
    Automobile                                            30,795
    Leasehold improvements                                59,250
                                                       ---------
                                                         120,819
                                                       ---------
    Less accumulated depreciation                         90,654
                                                       ---------
                                                       $  30,165
                                                       =========

During the period ended October 31, 2001, the Company purchased furniture and fixtures totaling $2,454 and leasehold improvements totaling $3,400. Depreciation expense for the period ended October 31, 2001 amounted to $8,670.

Note 5 - Income Taxes

The components of income tax expense charged to operations were:

    Current taxes
    -------------
        Federal                                           $1,765
        State                                              1,216
                                                          ------
                                                           2,981
    Deferred tax expense (benefit)
    ------------------------------
        Federal                                             (800)
        State                                               (551)
                                                          ------
                                                          (1,351)
                                                          ------
                                                          $1,630
                                                          ======

                                 SURF GROUP INC.
                          Notes to Financial Statements


Note 6 - Commitments and Contingencies

Line of Credit
--------------

The Company has a bank line of credit with Bridgehampton National Bank that provides short-term borrowings up to $75,000. Interest on advances is payable monthly at two percent over the prime rate. The note payable to the bank is collateralized by cash deposits, inventories and equipment, and is guaranteed by an officer/stockholder of the Company. There was no outstanding balance on the bank line of credit as of October 31, 2001. Interest expense charged to operations with respect to the bank line of credit was $291.

Lease Commitment
----------------

The Company leases its primary retail space under a non-cancelable operating lease that expires in December 2002. Management has indicated its intentions to renew the lease for a five-year period beginning on January 1, 2003. The new lease will provide for monthly rent of $3,500. Future minimum annual rent payments under the lease for the years ending October 31 are as follows:

                2002                                   $  19,200
                2003                                      38,200
                2004                                      42,000
                2005                                      42,000
                                                        --------
                                                       $ 141,400
                                                       =========


Rent expense of $8,000 was charged to operations for the period ended October 31, 2001.

Note 7 - Supplemental Disclosures for Statement of Cash Flows

Cash paid for:
      Interest                                         $   1,866

Schedule of Noncash Investing and Financing Transactions:

     The Company acquired a majority of the net assets of J. Espo's Inc. pursuant to the Spinoff, discussed in Note 1. In conjunction with the Spinoff, assets were acquired and liabilities were assumed as follows:

              Fair value of assets acquired             $390,777
              Liabilities assumed                         74,652
                                                        --------
              Common stock acquired                     $316,125
                                                        ========

                                 SURF GROUP INC.
                          Notes to Financial Statements


Note 8 - Related Party Transactions

The Company leases its retail store located in Easthampton, New York from a corporation that is controlled by the Company's president and principal stockholder. The lease requires monthly payments of $1,600, and the Company is responsible for all insurance and utilities.

The Company was indebted to an officer/stockholder in the amount of $69,922 as of October 31, 2001, which consists of accrued salary of $33,457, unpaid rent of $13,622, and expenses advanced on behalf of the Company of $22,843. There were no specific repayment terms on the amount due to an officer/stockholder.

                               STEWART H. BENJAMIN
                        CERTIFIED PUBLIC ACCOUNTANT, P.C.
                              27 SHELTER HILL ROAD
                               PLAINVIEW, NY 11803

                            TELEPHONE: (516) 933-9781
                            FACSIMILE: (516) 827-1203


                        INDEPENDENT ACCOUNTANT'S REPORT
                        -------------------------------


To the Board of Directors and Stockholders
Surf Group Inc.
East Hampton, New York

I have reviewed the accompanying balance sheet of Surf Group Inc. as of January 31, 2002, and the related statements of income, stockholders' equity and cash flows, for the three months then ended. These financial statements are the responsibility of the company's management.

I conducted my review in accordance with standards established by the American Institute of Certified Public Accountants. a review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an pinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.



/s/  STEWART H. BENJAMIN
----------------------------------
     STEWART H. BENJAMIN
     CERTIFIED PUBLIC ACCOUNTANT, P.C.

Plainview, New York

March 6, 2002


                                       SURF GROUP INC.
                                       BALANCE SHEETS


                                           ASSETS
                                           ------

                                                                January 31,     October 31,
                                                                   2002            2001
                                                               (Unaudited)       (Audited)
                                                                 --------        --------
Current assets
    Cash                                                         $  7,116        $ 45,511
    Accounts receivable                                             2,682          21,582
    Inventory                                                     316,320         301,437
    Prepaid expenses                                                5,682           3,120
                                                                 --------        --------
Total current assets                                              331,800         371,650
                                                                 --------        --------
Property and equipment, net                                        27,423          30,165
                                                                 --------        --------
Other assets
    Deferred income taxes                                           1,351           1,351
                                                                 --------        --------
Total assets                                                     $360,574        $403,166
                                                                 ========        ========


                            LIABILITIES AND STOCKHOLDERS' EQUITY
                            ------------------------------------

Current liabilities
    Due to officer/stockholder                                   $ 26,141        $ 69,922
    Accounts payable                                                6,167            --
    Accrued expenses                                                7,860           1,041
    Note payable                                                      500            --
    Taxes payable                                                     736          12,039
                                                                 --------        --------
Total current liabilities                                          41,404          83,002
                                                                 --------        --------
Stockholders' equity
    Common stock, $.001 par value, 100,000,000 shares
        authorized and 4,960,250 shares issued and outstanding      4,960           4,960
    Additional paid-in capital                                    311,415         311,415
    Retained earnings                                               2,795           3,789
                                                                 --------        --------
Total stockholders' equity                                        319,170         320,164
                                                                 --------        --------
Total liabilities and stockholders' equity                       $360,574        $403,166
                                                                 ========        ========


                   See accompanying notes and accountant's review report.

                                            F-12

                                 SURF GROUP INC.
                             STATEMENT OF OPERATIONS
                   For the Three Months Ended January 31, 2002



Sales                                                               $    72,597

Cost of goods sold                                                       34,019
                                                                    -----------
Gross profit                                                             38,578

Selling and administrative expenses                                      39,620
                                                                    -----------
Loss from operations                                                     (1,042)
                                                                    -----------
Other income (expense)
    Interest income                                                          70
    Interest expense                                                        (22)
                                                                    -----------
Total other income (expense)                                                 48
                                                                    -----------
Net loss                                                            $      (994)
                                                                    ===========
Net loss per common share                                           $      (.00)
                                                                    ===========
Weighted average common shares outstanding                            4,960,250
                                                                    ===========


             See accompanying notes and accountant's review report.



                                      SURF GROUP INC.
                       STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
             For the Period November 30, 2000 (Inception) to January 31, 2002




                                              Common Stock         Additional
                                        ------------------------    Paid-in      Retained
                                          Shares        Amount      Capital      Earnings
                                        ----------    ----------   ----------   ----------

Balances, November 30, 2000                   --      $     --     $     --     $     --

    Common stock acquired as a result
      of spin-off from J. Espo's Inc.    4,710,250         4,710      311,415         --

    Common stock issued for services,
      valued at $.001 per share            250,000           250         --           --

    Net income                                --            --           --          3,789
                                        ----------    ----------   ----------   ----------
Balances, October 31, 2001               4,960,250         4,960      311,415        3,789

    Net loss for the period                   --            --           --           (994)
                                        ----------    ----------   ----------   ----------
Balances, January 31, 2002               4,960,250    $    4,960   $  311,415   $    2,795
                                        ==========    ==========   ==========   ==========


                  See accompanying notes and accountant's review report.

                                           F-14

                                 SURF GROUP INC.
                             STATEMENT OF CASH FLOWS
                   For the Three Months Ended January 31, 2002



CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                                           $   (994)
    Adjustments to reconcile net loss to net
         cash provided by operating activities
         Depreciation                                                     4,741
         Changes in assets and liabilities
            Decrease in accounts receivable                              18,900
            Increase in inventory                                       (14,883)
            Increase in prepaid expenses                                 (2,562)
            Increase in accounts payable                                  6,167
            Increase in accrued expenses                                  6,819
            Decrease in taxes payable                                   (11,303)
                                                                       --------
              NET CASH PROVIDED BY OPERATING ACTIVITIES                   6,885
                                                                       --------
CASH FLOWS FROM INVESTING ACTIVITIES
    Purchases of property and equipment                                  (2,000)
                                                                       --------
              NET CASH USED IN INVESTING ACTIVITIES                      (2,000)
                                                                       --------
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from line of credit                                         23,500
    Payments on line of credit                                          (23,000)
    Loans from officer/stockholder                                        1,765
    Repayment of loans from officer/stockholder                         (45,545)
                                                                       --------
              NET CASH USED IN FINANCING ACTIVITIES                     (43,280)
                                                                       --------
NET DECREASE IN CASH                                                    (38,395)

CASH - BEGINNING                                                         45,511
                                                                       --------
CASH - ENDING                                                          $  7,116
                                                                       ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
 Cash paid during the period for:
         Interest                                                      $     22
                                                                       ========
         Income taxes                                                  $  2,916
                                                                       ========


             See accompanying notes and accountant's review report.

                                 SURF GROUP INC.

                         QUARTER ENDED JANUARY 31, 2002
                          Notes to Financial Statements
                                   (Unaudited)




Note 1 - Condensed Financial Statements

Basis of Presentation
---------------------

The accompanying interim unaudited financial statements include the accounts of Surf Group Inc., which is hereafter referred to as (the "Company").

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-QSB of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, such interim statements reflect all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position and the results of operations and cash flows for the interim period presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the year ending October 31, 2002. These financial statements should be read in conjunction with the audited financial statements and footnotes included in the Company's report on Form 10-SB for the period November 30, 2000 (Inception) to October 31, 2001.

Note 2 - Net Loss Per Common Share

Net loss per common share is computed by dividing the net loss by the weighted average shares outstanding during the period.

                               STEWART H. BENJAMIN
                        CERTIFIED PUBLIC ACCOUNTANT, P.C.
                              27 SHELTER HILL ROAD
                               PLAINVIEW, NY 11803

                            TELEPHONE: (516) 933-9781
                            FACSIMILE: (516) 827-1203



                         INDEPENDENT ACCOUNTANT'S REPORT
                         -------------------------------


To the Board of Directors and Stockholders
Surf Group Inc.
East Hampton, New York

I have reviewed the accompanying balance sheet of Surf Group Inc. as of April 30, 2002, and the related statements of income, stockholders' equity and cash flows, for the six months then ended. These financial statements are the responsibility of the company's management.

I conducted my review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.




/s/  STEWART H. BENJAMIN
----------------------------------
     STEWART H. BENJAMIN
     CERTIFIED PUBLIC ACCOUNTANT, P.C.

Plainview, New York

June 11, 2002



                                      SURF GROUP INC.
                                      BALANCE SHEETS


                                          ASSETS
                                          ------


                                                                 April 30,     October 31,
                                                                   2002            2001
                                                               (Unaudited)      (Audited)
                                                                 --------        --------
Current assets
    Cash                                                         $  5,889        $ 45,511
    Accounts receivable                                             5,615          21,582
    Due from officer/stockholder                                   21,845            --
    Inventory                                                     359,150         301,437
    Prepaid expenses                                                3,360           3,120
                                                                 --------        --------

Total current assets                                              395,859         371,650
                                                                 --------        --------

Property and equipment, net                                        24,489          30,165
                                                                 --------        --------

Other assets
    Deferred income taxes                                           1,487           1,351
                                                                 --------        --------

Total assets                                                     $421,835        $403,166
                                                                 ========        ========

                           LIABILITIES AND STOCKHOLDERS' EQUITY
                           ------------------------------------

Current liabilities
    Due to officer/stockholder                                   $   --          $ 69,922
    Accounts payable                                               43,100            --
    Accrued expenses                                                1,855           1,041
    Note payable                                                   55,000            --
    Taxes payable                                                     370          12,039
                                                                 --------        --------

Total current liabilities                                         100,325          83,002
                                                                 --------        --------

Stockholders' equity
    Common stock, $.001 par value, 100,000,000 shares
        authorized and 4,960,250 shares issued and outstanding      4,960           4,960
    Additional paid-in capital                                    311,415         311,415
    Retained earnings                                               5,135           3,789
                                                                 --------        --------

Total stockholders' equity                                        321,510         320,164
                                                                 --------        --------

Total liabilities and stockholders' equity                       $421,835        $403,166
                                                                 ========        ========


                  See accompanying notes and accountant's review report.

                                            F-18

                                 SURF GROUP INC.
                             STATEMENT OF OPERATIONS
                     For the Six Months Ended April 30, 2002



Sales                                                               $   144,108

Cost of goods sold                                                       72,616
                                                                    -----------

Gross profit                                                             71,492

Selling and administrative expenses                                      69,620
                                                                    -----------

Income from operations                                                    1,872
                                                                    -----------

Other income (expense)
    Interest income                                                          77
    Interest expense                                                        (46)
                                                                    -----------

Total other income (expense)                                                 31
                                                                    -----------

Income before income taxes                                                1,903

Income taxes                                                                557
                                                                    -----------

Net income                                                          $     1,346
                                                                    ===========

Net income per common share                                         $      (.00)
                                                                    ===========

Weighted average common shares outstanding                            4,960,250
                                                                    ===========


             See accompanying notes and accountant's review report.



                                   SURF GROUP INC.
                    STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
           For the Period November 30, 2000 (Inception) to April 30, 2002




                                            Common Stock       Additional
                                        ---------------------    Paid-in    Retained
                                         Shares      Amount      Capital    Earnings
                                        ---------   ---------   ---------   ---------

Balances, November 30, 2000                  --     $    --     $    --     $    --

    Common stock acquired as a result
      of spin-off from J. Espo's Inc.   4,710,250       4,710     311,415        --

    Common stock issued for services,
      valued at $.001 per share           250,000         250        --          --

    Net income                               --          --          --         3,789
                                        ---------   ---------   ---------   ---------

Balances, October 31, 2001              4,960,250       4,960     311,415       3,789

    Net income for the period                --          --          --         1,346
                                        ---------   ---------   ---------   ---------

Balances, April 30, 2002                4,960,250   $   4,960   $ 311,415   $   5,135
                                        =========   =========   =========   =========


               See accompanying notes and accountant's review report.

                                         F-20

                                 SURF GROUP INC.
                             STATEMENT OF CASH FLOWS
                     For the Six Months Ended April 30, 2002



CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                         $  1,346
    Adjustments to reconcile net income to net
         cash provided by operating activities
         Depreciation                                                     9,684
         Deferred income taxes                                             (136)
         Changes in assets and liabilities
            Decrease in accounts receivable                              15,967
            Increase in inventory                                       (57,713)
            Increase in prepaid expenses                                   (240)
            Increase in accounts payable                                 43,100
            Increase in accrued expenses                                    814
            Decrease in taxes payable                                   (11,669)
                                                                       --------

              NET CASH PROVIDED BY OPERATING ACTIVITIES                   1,153
                                                                       --------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchases of property and equipment                                  (4,008)
                                                                       --------

              NET CASH USED IN INVESTING ACTIVITIES                      (4,008)
                                                                       --------

CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from line of credit                                         85,000
    Payments on line of credit                                          (30,000)
    Loans from officer/stockholder                                        1,765
    Repayment of loans from officer/stockholder                         (93,532)
                                                                       --------

              NET CASH USED IN FINANCING ACTIVITIES                     (36,767)
                                                                       --------

NET DECREASE IN CASH                                                    (39,622)

CASH - BEGINNING                                                         45,511
                                                                       --------

CASH - ENDING                                                          $  5,889
                                                                       ========


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
    Cash paid during the period for:
         Interest                                                      $     46
                                                                       ========
         Income taxes                                                  $  2,916
                                                                       ========


             See accompanying notes and accountant's review report.

                                 SURF GROUP INC.
                                   FORM 10QSB
                          QUARTER ENDED APRIL 30, 2002
                          Notes to Financial Statements
                                   (Unaudited)



Note 1 - Condensed Financial Statements

Basis of Presentation
---------------------

The accompanying interim unaudited financial statements include the accounts of Surf Group Inc., which is hereafter referred to as (the "Company").

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-QSB of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, such interim statements reflect all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position and the results of operations and cash flows for the interim period presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the year ending October 31, 2002. These financial statements should be read in conjunction with the audited financial statements and footnotes included in the Company's report on Form 10-SB for the period November 30, 2000 (Inception) to October 31, 2001.

 Note 2 - Net Income Per Common Share

Net income per common share is computed by dividing the net income by the weighted average shares outstanding during the period.

                               STEWART H. BENJAMIN
                        CERTIFIED PUBLIC ACCOUNTANT, P.C.
                              27 SHELTER HILL ROAD
                               PLAINVIEW, NY 11803

                            TELEPHONE: (516) 933-9781
                            FACSIMILE: (516) 827-1203



                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------



To the Board of Directors and Stockholders
J. Espo's Inc.
East Hampton, New York

I have audited the accompanying balance sheets of J. Espo's Inc. as of June 6, 2001 and October 31, 2000, and the related statements of operations, stockholders' equity, and cash flows for the period November 1, 2000 to June 6, 2001 and for the year ended October 31, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. Espo's Inc. as of June 6, 2001 and October 31, 2000, and the results of its operations and cash flows for the period November 1, 2000 to June 6, 2001 and for the year ended October 31, 2000, in conformity with generally accepted accounting principles.



Stewart H. Benjamin
Certified Public Accountant, P.C.

Plainview, New York

February 26, 2002

                                 J. ESPO'S INC.
                                 BALANCE SHEETS


                                     ASSETS
                                     ------


                                                           June 6,   October 31,
                                                            2001        2000
                                                           --------  -----------
Current assets
    Cash                                                   $ 15,704   $145,711
    Accounts receivable                                        --        2,076
    Inventory                                               342,192    253,840
    Prepaid expenses                                          5,447      3,050
                                                           --------   --------

Total current assets                                        363,343    404,677
                                                           --------   --------

Property and equipment, net                                  39,945     46,982
                                                           --------   --------

Other assets
    Deferred income taxes                                     2,993      2,993
                                                           --------   --------

Total assets                                               $406,281   $454,652
                                                           ========   ========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current liabilities
    Accounts payable                                       $   --     $ 10,928
    Note payable                                             33,969       --
    Due to officer/stockholder                               28,742     27,610
    Current portion of long-term debt                         5,174      4,869
    Accrued expenses                                           --       11,201
    Payroll taxes payable                                       341        610
    Sales tax payable                                         1,049      1,175
    Income taxes payable                                       --        4,598
                                                           --------   --------

Total current liabilities                                    69,275     60,991
                                                           --------   --------

Long-term liabilities
    Long-term debt, net of current portion                    6,164      9,666
                                                           --------   --------

Stockholders' equity
    Common stock, $.01 par value,
        authorized - 25,000,000 shares,
        issued and outstanding - 4,710,250 shares            47,103     47,103
    Additional paid-in capital                              263,456    263,456
    Retained earnings                                        20,283     73,436
                                                           --------   --------

Total stockholders' equity                                  330,842    383,995
                                                           --------   --------

Total liabilities and stockholders' equity                 $406,281   $454,652
                                                           ========   ========



    The accompanying notes are an integral part of the financial statements.

                                 J. ESPO'S INC.
                            STATEMENTS OF OPERATIONS



                                                    Period From
                                                    Nov. 1, 2000     Year Ended
                                                     to June 6,      October 31,
                                                        2001            2000
                                                    -----------     -----------

Sales                                               $   303,110     $   591,564

Cost of goods sold                                      211,129         362,759
                                                    -----------     -----------

Gross profit                                             91,981         228,805

Selling and administrative expenses                     145,239         212,022
                                                    -----------     -----------

Income (loss) from operations                           (53,258)         16,783
                                                    -----------     -----------

Other income (expense)
    Interest income                                       1,597           2,094
    Interest expense                                     (1,492)         (4,478)
                                                    -----------     -----------

Total other income (expense)                                105          (2,384)
                                                    -----------     -----------

Income (loss) before income taxes                       (53,153)         14,399

Income taxes                                               --             3,808
                                                    -----------     -----------

Net income (loss)                                   $   (53,153)    $    10,591
                                                    ===========     ===========

Net income (loss) per common share                  $      (.01)    $       .00
                                                    ===========     ===========

Weighted average common shares outstanding            4,710,250       4,304,396
                                                    ===========     ===========

















    The accompanying notes are an integral part of the financial statements.



                                                       J. ESPO'S INC.
                                       STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                       For the Period November 1, 1999 to June 6, 2001



                                                                Common Stock                   Additional
                                                       ------------------------------           Paid-in            Retained
                                                         Shares              Amount              Capital            Earnings
                                                       ----------          ----------          ----------        ----------

Balances, November 1, 1999                              2,356,250          $   23,563          $  116,456         $   62,845

    Officer's loan converted to stock                   2,000,000              20,000                --                 --

    Common stock issued for services,
      valued at $.01 per share                             60,000                 600                --                 --

    Common stock retired                                   (6,000)                (60)               --                 --

    Sale of common stock                                  300,000               3,000             147,000               --

    Net income                                             10,591
                                                       ----------          ----------          ----------         ----------

Balances, October 31, 2000                              4,710,250              47,103             263,456             73,436

    Net loss for the period                                                                                          (53,153)
                                                       ----------          ----------          ----------         ----------

Balances, June 6, 2001                                  4,710,250          $   47,103          $  263,456         $   20,283
                                                       ==========          ==========          ==========         ==========




                                                       F-26






                                              J. ESPO'S INC.
                                       STATEMENTS OF CASH FLOWS



                                                                   Period From
                                                                   Nov. 1, 2000           Year Ended
                                                                    to June 6,            October 31,
                                                                       2001                  2000
                                                                   -------------           ----------

CASH FLOWS FROM OPERATING ACTIVITIES
    Net income (loss)                                               $ (53,153)             $  10,591
    Adjustments to reconcile net income (loss) to net
         cash provided by (used in) operating activities
         Depreciation                                                  12,823                 21,990
         Deferred income taxes                                           --                     (868)
         Common stock issued for services                                --                      600
         Common stock retired                                            --                      (60)
         Changes in assets and liabilities
            (Increase) Decrease in accounts receivable                  2,076                  4,521
            (Increase) Decrease in inventory                          (88,352)                 2,556
            (Increase) Decrease in prepaid expenses                    (2,397)                (1,078)
            Increase (Decrease) in accounts payable                   (10,928)                (9,567)
            Increase in accrued expenses                              (11,201)                 7,364
            Increase (Decrease) in payroll taxes payable                 (269)                   610
            Increase (Decrease) in sales tax payable                     (126)                (3,344)
            Increase (Decrease) in income taxes payable                (4,598)                 3,019
                                                                    ---------              ---------

          NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES        (156,125)                36,334
                                                                    ---------              ---------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchases of property and equipment                                (5,787)                (9,586)
                                                                    ---------              ---------

          NET CASH USED IN INVESTING ACTIVITIES                        (5,787)                (9,586)
                                                                    ---------              ---------

CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from line of credit                                      171,000                231,500
    Repayment of line of credit                                      (137,031)              (286,000)
    Payments on long-term borrowing                                    (3,197)                (4,090)
    Loans from officer/stockholder                                     35,322                 72,750
    Repayment of loans from officer/stockholder                       (34,189)               (48,965)
    Proceeds from sales of common stock                                  --                  150,000
                                                                    ---------              ---------

          NET CASH PROVIDED BY FINANCING ACTIVITIES                    31,905                115,195
                                                                    ---------              ---------

NET INCREASE (DECREASE) IN CASH                                      (130,007)               141,943

CASH - BEGINNING OF YEAR                                              145,711                  3,768
                                                                    ---------              ---------

CASH - END OF YEAR                                                  $  15,704              $ 145,711
                                                                    =========              =========


SUPPLEMENTAL DISCLOSURES:
    Cash paid during the year for interest                          $   1,492              $   4,478
                                                                    =========              =========
    Cash paid during the year for income taxes                      $   5,032              $   1,982
                                                                    =========              =========
    Conversion of shareholder loan to capital stock                 $    --                $ (20,000)
                                                                    =========              =========


                  The accompanying notes are an integral part of the financial statements.

                                                 F-27


                                 J. ESPO'S INC.
                          Notes to Financial Statements


Note 1 - Summary of Significant Accounting Policies

Organization
------------

The financial statements presented are those of J. Espo's Inc. ("the Company").
J. Espo's was incorporated under the laws of the state of New York on June 18, 1999. The Company's business activities involve retail and wholesale sales of beach and surfing related apparel, sporting goods and accessories. Retail sales are a seasonal portion of the Company's operations. Fiscal Year

The Company has elected October 31 as the end of its fiscal year.

Use of Estimates in the Preparation of Financial Statements
-----------------------------------------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Inventory
---------

Inventory is stated at the lower of cost or market, with cost determined on a first-in, first-out basis and market based on the lower of replacement cost or realizable value. Inventory consists entirely of finished goods.

Property and equipment and depreciation
---------------------------------------

Property and equipment are stated at cost. Depreciation for both financial reporting and income tax purposes is computed using combinations of the straight line and accelerated methods over the estimated lives of the respective assets. Machinery and equipment, automobile and leasehold improvements are depreciated over 5 years, and furniture and fixtures are depreciated over 7 years. Maintenance and repairs are charged to expense when incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any gain or loss is credited or charged to income.

Income Taxes
------------

The Company uses Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (SFAS No. 109) - in reporting deferred income taxes. SFAS No. 109 requires a company to recognize deferred tax liabilities and assets for the expected future income tax consequences of events that have been recognized in the company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using the enacted tax rates in effect in the years in which the temporary differences are expected to reverse. The differences relate solely to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes).

                                 J.ESPO'S INC.
                         Notes to Financial Statements


Net Income (Loss) Per Common Share
----------------------------------

Net income (loss) per common share is computed by dividing the net income (loss) by the weighted average shares outstanding during the year.

Note 2 - Common Stock Transactions

During the year ended October 31, 2000, J. Espo's converted officer's loans to 2,000,000 shares of common stock, valued at $.01 per share, and issued 60,000 shares of common stock to directors of J. Espo's for services, valued at $.01 per share. In addition, J. Espo's issued 300,000 shares of common stock to individual shareholders at $.50 per share, and retired 6,000 shares of common stock that were issued to former directors of the Company.

Note 3 - Property and Equipment

Property and equipment consisted of the following:

                                                        June 6,    October 31,
                                                         2001         2000

Machinery and equipment                                $ 11,543     $  9,664
Furniture and fixtures                                   25,723       21,816
Automobile                                               30,795       30,795
Leasehold improvements                                   55,850       55,850
                                                       --------     --------
                                                        123,164      118,125
Less accumulated depreciation                            83,966       71,143
                                                       --------     --------
                                                       $ 39,945     $ 46,982
                                                       ========     ========

Depreciation expense for the period November 1, 2000 to June 6, 2001 and the year ended October 31, 2000 amounted to $12,823 and $21,990, respectively.

                               J.ESPO'S INC.
                         Notes to Financial Statements


Note 4 - Income Taxes

Income tax expense is based on reported results of operations; deferred federal income taxes reflect the impact of temporary differences. Income taxes consisted of the following:

                                                          June 6     October 31,
                                                           2001         2000
                                                         -------      -------

Current taxes
   Federal                                               $  --       $ 2,728

   State                                                    --         1,870
                                                         -------     -------

                                                            --         4,598
                                                         -------     -------

Deferred tax expense (benefit)

   Federal                                                  --          (428)
   State                                                    --          (440)
                                                         -------     -------

                                                            --          (868)
                                                         -------     -------

Effect of prior year under-accrued taxes                    --            78
                                                         -------     -------



                                                         $  --       $ 3,808
                                                         =======     =======

Note 5 - Note Payable

The Company has a bank line of credit with Bridgehampton National Bank that provides short-term borrowings up to $100,000. Interest on advances is payable monthly at two percent over the prime rate. The note payable to the bank is collateralized by cash deposits, inventories and equipment, and is guaranteed by an officer/stockholder of the Company. The outstanding balance on the bank line of credit was $33,969 on June 6, 2001. There was no outstanding balance on the bank line of credit on October 31, 2000.

Note 6 - Long-term Debt

Long-term debt consists of an automobile loan payable to Suffolk County National Bank in monthly installments of $500 inclusive of interest at a rate of 9.15%. The loan matures on July 29, 2003 and is guaranteed by an officer/stockholder of the Company. Interest expense related to the automobile loan was $882 for the period November 1, 2000 to June 6, 2001 and $1,489 for the year ended October 31, 2000.

                               J.ESPO'S INC.
                         Notes to Financial Statements


Long-term debt matures as follows:

      2001                                                        $ 1,672
      2002                                                          5,334
      2003                                                          4,332
                                                                  -------

                                                                  $11,338
                                                                  =======

Note 7 - Lease Commitment

The Company leases its primary retail space under a non-cancelable operating lease that expires in December 2002. Management has indicated its intentions to renew the lease for a five-year period beginning on January 1, 2003. The new lease will provide for monthly rent of $3,500. Future minimum annual rent payments under the lease for the years ending October 31 are as follows:

                2001                                            $ 19,200
                2002                                              19,200
                2003                                              38,200
                2004                                              42,000
                                                                --------
                                                                $118,600
                                                                ========

Rent expense of $11,200 and $19,500 was charged to operations for the period November 1, 2000 to June 6, 2001 and the year ended October 31, 2000, respectively.

Note 8 - Litigation

The Company was a defendant in a lawsuit commenced by a former supplier on July 1, 1996. The Company executed a counterclaim for damages caused by an alleged defective tender of delivery. The Company had anticipated obtaining a favorable judgment in the case. However, the Company entered into a settlement on May 15, 2000 to pay the supplier $20,000 for merchandise that had already been sold.

Note 9 - Related Party Transactions

The Company leases its Easthampton, New York store from a corporation that is 50%-owned by the Company's principal stockholder. The lease requires monthly payments of $1,600, and the Company is responsible for all insurance and utilities.

The Company was indebted to an officer/stockholder for expenses advanced on behalf of the Company, in the amounts of $28,742 and $27,610 as of June 6, 2001 and October 31, 2000, respectively. There were no specific repayment terms on the amount due to an officer/stockholder.

                               J.ESPO'S INC.
                         Notes to Financial Statements


Note 10 - Subsequent Events

On June 7, 2001, the business operations and substantially all of the net assets of the Company were acquired by three newly formed companies, Surf Group Inc., JRE Inc., and Sun & Surf Inc., whereby each of the new companies distributed all of their outstanding shares of common stock as a dividend to the Company's stockholders (the "Spinoff"). The distribution resulted in the issuance of one share of each of the three new the companies' common stock for each share of the Company's common stock held of record as of December 18, 2000. The Spinoff was accomplished through distribution agreements which defined the assets that were contributed to and the liabilities that were assumed by the three new companies.

                               STEWART H. BENJAMIN
                        CERTIFIED PUBLIC ACCOUNTANT, P.C.
                              27 SHELTER HILL ROAD
                               PLAINVIEW, NY 11803

                            TELEPHONE: (516) 933-9781
                            FACSIMILE: (516) 827-1203



                               ACCOUNTANT'S REPORT
                               -------------------


To the Board of Directors and Stockholders
J. Espo's Inc.
East Hampton, New York

I have reviewed the accompanying balance sheet of J. Espo's Inc. as of January 31, 2001, and the related statements of operations, stockholders' equity and cash flows, for the three months then ended, in accordance with Statements on Standards for Accounting and Review Services, issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of J. Espo's Inc.

A review consists principally of inquiries of Company personnel analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.




/s/  STEWART H. BENJAMIN
----------------------------------
     STEWART H. BENJAMIN
     CERTIFIED PUBLIC ACCOUNTANT, P.C.

Plainview, New York

March 6, 2002



                                      J. ESPO'S INC.
                                      BALANCE SHEETS


                                          ASSETS
                                          ------
                                                               January 31,     October 31,
                                                                  2001            2000
                                                               (Unaudited)      (Audited)
                                                                 --------        --------
Current assets
    Cash                                                         $ 76,717        $145,711
    Accounts receivable                                             1,091           2,076
    Inventory                                                     299,220         253,840
    Prepaid expenses                                                5,811           3,050
                                                                 --------        --------
Total current assets                                              382,839         404,677
                                                                 --------        --------
Property and equipment, net                                        43,946          46,982
                                                                 --------        --------
Other assets
    Deferred income taxes                                           2,993           2,993
                                                                 --------        --------
Total assets                                                     $429,778        $454,652
                                                                 ========        ========


                           LIABILITIES AND STOCKHOLDERS' EQUITY
                           ------------------------------------

Current liabilities
    Due to officer/stockholder                                   $ 15,041        $ 27,610
    Accounts payable                                                 --            10,928
    Accrued expenses                                               13,652          11,201
    Current portion of long-term debt                               4,981           4,869
    Note payable                                                   28,000            --
    Taxes payable                                                   1,029           6,383
                                                                 --------        --------
Total current liabilities                                          62,703          60,991
                                                                 --------        --------
Long-term liabilities
    Long-term debt, net of current portion                          8,377           9,666
                                                                 --------        --------

Stockholders' equity
    Common stock, $.01 par value, 25,000,000 shares
        authorized and 4,710,250 shares issued and outstanding     47,103          47,103
    Additional paid-in capital                                    263,456         263,456
    Retained earnings                                              48,139          73,436
                                                                 --------        --------
Total stockholders' equity                                        358,698         383,995
                                                                 --------        --------
Total liabilities and stockholders' equity                       $429,778        $454,652
                                                                 ========        ========


                  See accompanying notes and accountant's review report.

                                          F-34

                                 J. ESPO'S INC.
                             STATEMENT OF OPERATIONS
                   For the Three Months Ended January 31, 2001



Sales                                                               $   104,050

Cost of goods sold                                                       51,625
                                                                    -----------
Gross profit                                                             52,425

Selling and administrative expenses                                      78,555
                                                                    -----------
Loss from operations                                                    (26,130)

Other income (expense)
    Interest income                                                       1,220
    Interest expense                                                       (387)
                                                                    -----------
Total other income (expense)                                                833
                                                                    -----------
Net loss                                                            $   (25,297)
                                                                    ===========
Net loss per common share                                           $      (.01)
                                                                    ===========
Weighted average common shares outstanding                            4,710,250
                                                                    ===========


             See accompanying notes and accountant's review report.



                                       J. ESPO'S INC.
                        STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                     For the Period November 1, 1999 to January 31, 2002




                                              Common Stock          Additional
                                        ------------------------      Paid-in     Retained
                                          Shares        Amount        Capital     Earnings
                                        ----------    ----------    ----------   ----------
Balances, November 1, 1999               2,356,250    $   23,563    $  116,456   $   62,845

    Officer's loan converted to stock    2,000,000        20,000          --           --

    Common stock issued for services,
      valued at $.01 per share              60,000           600          --           --

    Common stock retired                    (6,000)          (60)         --           --

    Sale of common stock                   300,000         3,000       147,000         --

    Net income                                --            --            --         10,591
                                        ----------    ----------    ----------   ----------
Balances, October 31, 2001               4,710,250        47,103       263,456       73,436

    Net loss for the period                   --            --            --        (25,297)
                                        ----------    ----------    ----------   ----------
Balances, January 31, 2002               4,710,250    $   47,103    $  263,456   $   48,139
                                        ==========    ==========    ==========   ==========


                   See accompanying notes and accountant's review report.

                                              F-36

                                 J. ESPO'S INC.
                             STATEMENT OF CASH FLOWS
                   For the Three Months Ended January 31, 2001



CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                                          $ (25,297)
    Adjustments to reconcile net loss to net
         cash used in operating activities
         Depreciation                                                     5,495
         Changes in assets and liabilities
            Decrease in accounts receivable                                 985
            Increase in inventory                                       (45,380)
            Increase in prepaid expenses                                 (2,761)
            Decrease in accounts payable                                (10,928)
            Increase in accrued expenses                                  2,451
            Decrease in taxes payable                                    (5,354)
                                                                      ---------
              NET CASH USED IN OPERATING ACTIVITIES                     (80,789)
                                                                      ---------
CASH FLOWS FROM INVESTING ACTIVITIES
    Purchases of property and equipment                                  (2,459)
                                                                      ---------
              NET CASH USED IN INVESTING ACTIVITIES                      (2,459)
                                                                      ---------
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from line of credit                                         45,500
    Payments on line of credit                                          (17,500)
    Payments on long-term borrowing                                      (1,177)
    Loans from officer/stockholder                                       10,422
    Repayment of loans from officer/stockholder                         (22,991)
                                                                      ---------
              NET CASH PROVIDED BY FINANCING ACTIVITIES                  14,254
                                                                      ---------

NET DECREASE IN CASH                                                    (68,994)

CASH - BEGINNING                                                        145,711
                                                                      ---------
CASH - ENDING                                                         $  76,717
                                                                      =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:
         Interest                                                     $     387
                                                                      =========
         Income taxes                                                 $   5,025
                                                                      =========

             See accompanying notes and accountant's review report.

                                 J. ESPO'S INC.
                                   FORM 10QSB
                         QUARTER ENDED JANUARY 31, 2001
                          Notes to Financial Statements
                                   (Unaudited)



Basis of Presentation
---------------------

The accompanying interim unaudited financial statements include the accounts of
J. Espo's Inc., which is hereafter referred to as (the "Company").

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-QSB of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, such interim statements reflect all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position and the results of operations and cash flows for the interim period presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the period November 1, 2000 to June 6, 2001. These financial statements should be read in conjunction with the audited financial statements and footnotes included in the Company's report on Form 10-SB for the year ended October 31, 2000.

Note 2 - Net Loss Per Common Share

Net loss per common share is computed by dividing the net loss by the weighted average shares outstanding during the period.

                               STEWART H. BENJAMIN
                        CERTIFIED PUBLIC ACCOUNTANT, P.C.
                              27 SHELTER HILL ROAD
                               PLAINVIEW, NY 11803

                            TELEPHONE: (516) 933-9781
                            FACSIMILE: (516) 827-1203



                               ACCOUNTANT'S REPORT
                               -------------------


To the Board of Directors and Stockholders
J. Espo's Inc.
East Hampton, New York

I have reviewed the accompanying balance sheet of J. Espo's Inc. as of April 30, 2001, and the related statements of operations, stockholders' equity and cash flows, for the six months then ended. These financial statements are the responsibility of the company's management.

I conducted my review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.




/s/  STEWART H. BENJAMIN
----------------------------------
     STEWART H. BENJAMIN
     CERTIFIED PUBLIC ACCOUNTANT, P.C.

Plainview, New York

June 11, 2002



                                      J. ESPO'S INC.
                                      BALANCE SHEETS


                                          ASSETS

                                                                 April 30,      October 31,
                                                                   2001            2000
                                                                (Unaudited)      (Audited)
                                                                 --------        --------
Current assets
    Cash                                                         $ 22,363        $145,711
    Accounts receivable                                             1,430           2,076
    Inventory                                                     338,750         253,840
    Prepaid expenses                                                9,567           3,050
                                                                 --------        --------

Total current assets                                              372,110         404,677
                                                                 --------        --------

Property and equipment, net                                        39,769          46,982
                                                                 --------        --------

Other assets
    Deferred income taxes                                           2,993           2,993
                                                                 --------        --------

Total assets                                                     $414,872        $454,652
                                                                 ========        ========


                           LIABILITIES AND STOCKHOLDERS' EQUITY
                           ------------------------------------

Current liabilities
    Due to officer/stockholder                                   $ 16,116        $ 27,610
    Accounts payable                                               55,361          10,928
    Accrued expenses                                                3,189          11,201
    Current portion of long-term debt                               5,096           4,869
    Note payable                                                    2,500            --
    Taxes payable                                                     423           6,383
                                                                 --------        --------

Total current liabilities                                          82,685          60,991
                                                                 --------        --------

Long-term liabilities
    Long-term debt, net of current portion                          7,059           9,666
                                                                 --------        --------

Stockholders' equity
    Common stock, $.01 par value, 25,000,000 shares
        authorized and 4,710,250 shares issued and outstanding     47,103          47,103
    Additional paid-in capital                                    263,456         263,456
    Retained earnings                                              14,569          73,436
                                                                 --------        --------

Total stockholders' equity                                        325,128         383,995
                                                                 --------        --------

Total liabilities and stockholders' equity                       $414,872        $454,652
                                                                 ========        ========


                  See accompanying notes and accountant's review report.

                                            F-40

                                 J. ESPO'S INC.
                             STATEMENT OF OPERATIONS
                     For the Six Months Ended April 30, 2001



Sales                                                               $   191,494

Cost of goods sold                                                      131,774
                                                                    -----------

Gross profit                                                             59,720

Selling and administrative expenses                                     119,553
                                                                    -----------

Loss from operations                                                    (59,833)
                                                                    -----------

Other income (expense)
    Interest income                                                       1,581
    Interest expense                                                       (615)
                                                                    -----------

Total other income (expense)                                                966
                                                                    -----------

Net loss                                                            $   (58,867)
                                                                    ===========

Net loss per common share                                           $      (.01)
                                                                    ===========

Weighted average common shares outstanding                            4,710,250
                                                                    ===========


             See accompanying notes and accountant's review report.


                                       J. ESPO'S INC.
                        STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                      For the Period November 1, 1999 to April 30, 2001



                                              Common Stock          Additional
                                        ------------------------      Paid-in     Retained
                                          Shares        Amount        Capital     Earnings
                                        ----------    ----------    ----------   ----------

Balances, November 1, 1999               2,356,250    $   23,563    $  116,456   $   62,845

    Officer's loan converted to stock    2,000,000        20,000          --           --

    Common stock issued for services,
      valued at $.01 per share              60,000           600          --           --

    Common stock retired                    (6,000)          (60)         --           --

    Sale of common stock                   300,000         3,000       147,000         --

    Net income                                --            --            --         10,591
                                        ----------    ----------    ----------   ----------

Balances, October 31, 2001               4,710,250        47,103       263,456       73,436

    Net loss for the period                   --            --            --        (58,867)
                                        ----------    ----------    ----------   ----------

Balances, April 30, 2001                 4,710,250    $   47,103    $  263,456   $   14,569
                                        ==========    ==========    ==========   ==========


                   See accompanying notes and accountant's review report.

                                            F-42

                                 J. ESPO'S INC.
                             STATEMENT OF CASH FLOWS
                     For the Six Months Ended April 30, 2001



CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                                          $ (58,867)
    Adjustments to reconcile net loss to net
         cash used in operating activities
         Depreciation                                                    10,991
         Changes in assets and liabilities
            Decrease in accounts receivable                                 646
            Increase in inventory                                       (84,910)
            Increase in prepaid expenses                                 (6,517)
            Increase in accounts payable                                 44,433
            Decrease in accrued expenses                                 (8,012)
            Decrease in taxes payable                                    (5,960)
                                                                      ---------

              NET CASH USED IN OPERATING ACTIVITIES                    (108,196)
                                                                      ---------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchases of property and equipment                                  (3,778)
                                                                      ---------

              NET CASH USED IN INVESTING ACTIVITIES                      (3,778)
                                                                      ---------

CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from line of credit                                         95,000
    Payments on line of credit                                          (92,500)
    Payments on long-term borrowing                                      (2,380)
    Loans from officer/stockholder                                       15,222
    Repayment of loans from officer/stockholder                         (26,716)
                                                                      ---------

              NET CASH USED IN FINANCING ACTIVITIES                     (11,374)
                                                                      ---------

NET DECREASE IN CASH                                                   (123,348)

CASH - BEGINNING                                                        145,711
                                                                      ---------

CASH - ENDING                                                         $  22,363
                                                                      =========


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:
         Interest                                                     $     615
                                                                      =========
         Income taxes                                                 $   5,025
                                                                      =========

             See accompanying notes and accountant's review report.

                                 J. ESPO'S INC.
                                   FORM 10QSB
                          QUARTER ENDED APRIL 30, 2001
                          Notes to Financial Statements
                                   (Unaudited)


Basis of Presentation
---------------------

The accompanying interim unaudited financial statements include the accounts of
J. Espo's Inc., which is hereafter referred to as (the "Company").

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-QSB of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, such interim statements reflect all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position and the results of operations and cash flows for the interim period presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the period November 1, 2000 to June 6, 2001. These financial statements should be read in conjunction with the audited financial statements and footnotes included in the Company's report on Form 10-SB for the year ended October 31, 2000.

Note 2 - Net Loss Per Common Share

Net loss per common share is computed by dividing the net loss by the weighted average shares outstanding during the period.

                                   Signatures



Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      SURF GROUP INC.
                                            -----------------------------------
                                                       (Registrant)

Date: June 25, 2002                        By:  /s/  Jeffrey R. Esposito
     -------------------                       --------------------------------
                                                       (Signature)

                                       13